UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 04, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 04 August 2026 entitled ‘Director/PDMR Shareholding’.

4 August 2026

Notification of Transactions of Persons Discharging Managerial Responsibilities

Vodafone Group Plc ("Vodafone") announces that the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired shares on 31 July 2026 under the Vodafone Global Incentive Plan. This award was conditional on continued employment within the Vodafone Group.

The following notifications are made in accordance with DTR 3.1.2-A, incorporating article 19(1) of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Marika Auramo
2	Reason for the notification
a)	Position/status	CEO Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,645,690
d)	Aggregated information	Aggregated volume of shares acquired: 1,645,690 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2026-07-31
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 1.182954	775,413
d)	Aggregated information	Aggregated volume of shares sold: 775,413 Ordinary shares Aggregated price of shares sold: GBP 917,277.91
e)	Date of the transaction	2026-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 04, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary